December 16, 2013

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp.

Amendment No. 1 to Registration Statement on Form N-2, filed on October 31, 2013

File No. 333-191307

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on December 12, 2013 with respect Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-191307), filed with the Commission on October 31, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses, such revisions have been included in the marked pages attached as an exhibit hereto.

1.	The Staff notes the Company’s response to prior comment no. 1. In footnote 7 on the cover page of the Registration Statement, please include a reference to Rule 415(a)(6) under the Securities Act of 1933.

The Company has revised the above referenced footnote in response to the Staff’s comment.

2.	The Staff notes the Company’s response to prior comment no. 27. Please provide more detail regarding the role of the valuation committee in the valuation process and the level of interaction that the valuation committee has with any third party valuation firms.

The Company advises the Staff on a supplemental basis that discussions regarding portfolio security valuations primarily occur at the valuation committee level, given that the valuation committee is comprised solely of independent directors. The Company’s third party valuation firm is typically present throughout each quarterly valuation committee meeting, during which the valuation committee members discuss the assumptions and methodologies used by the Company’s third party valuation firm and the Company’s adviser. The valuation committee then recommends specific portfolio valuations to the full board of directors based on the valuation analyses of the Company’s third party valuation firm and the Company’s adviser. The Company’s full board of directors, however, ultimately determines the fair value of the Company’s investments based on the recommendations of the valuation committee.

Dominic Minore, Esq.

December 16, 2013

3.	The Staff notes the Company’s response to prior comment no. 28. Please explain in detail the steps that the Company has taken to ensure future compliance with applicable RIC requirements. Please also consider whether enhanced risk disclosure regarding the Company’s tax status might be warranted.

The Company advises the Staff on a supplemental basis that it has evaluated and modified its process for monitoring regulated investment company or “RIC” compliance with input from its independent accountants, third party service providers and outside tax counsel. The Company believes that its current testing procedures, as modified, appropriately cover the types of RIC-related issues that previously caused problems with satisfying applicable RIC requirements. In addition, the Company has revised the Risk Factors section of the Prospectus in response to the Staff’s comment.

4.

The Staff notes the Company’s response to prior comment no. 36. Please specifically confirm that the Company will file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement

The Company confirms that it will file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

5.

Please update the sub-section entitled “Determination of Net Asset Value – Determinations in Connections with Offerings” to reflect recent precedent.

The Company has revised the above referenced disclosure in response to the Staff’s comment.

*           *           *

Dominic Minore, Esq.

December 16, 2013

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Michael T. Moe / GSV Capital Corp.

John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP